Wintrust Financial Corporation
Form 10-K, Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.
(dollars in thousands)

		Years ended December 31,

		2006		2005		2004		2003		2002

Income before income taxes	A	$104,241		$104,950		$80,887		$59,344		$42,495

Interest expense:
Interest on deposits		$265,729		$156,252		$83,135		$67,963		$70,061
Interest on other borrowings	C	43,330		34,025		20,787		15,536		14,044

Total interest expense	B	$309,059		$190,277		$103,922		$83,499		$84,105

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	1.34	x	1.55	x	1.78	x	1.71	x	1.51	x
Excluding deposit interest	(A+C) / C	3.41	x	4.08	x	4.89	x	4.82	x	4.03	x